10 High Court Little Falls, NJ 07424

January 26, 2016

United States Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington D.C., 20549--7010

Attention: W. John Cash, Dale Welcome and Jeff Gordon

Re: Regenicin, Inc.

Form 10K for the Fiscal Year Ended September 30, 2015

Filed on: January 13, 2016

File No.: 333--146834

Dear Sirs:

I write on behalf of Regenicin, Inc., (the “Company”) in response to Staff’s letter of January 20, 2016, by W. John Cash, Accounting Branch Chief, Office of Manufacturing and Construction of the United States Securities and Exchange Commission (the “Commission”) regarding the above--referenced Form 10K, filed January 13, 2016 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Item 9A. Controls and Procedures, page 15

Management’s Report on Internal Control over Financial Reporting, page 15

1.  Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

In response to this comment, the Company will revise all future filings to provide clarification on which version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework is being utilized.

Exhibit 32.1 – Certification

2.  We note that your certification states that the Form 10-K for the year ended September 30, 2015 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934. It appears that you have a Section 15(d) reporting obligation. As such, please revise your certification in future filings to refer to Section 13(a) as well as Section 15(d) of the Securities Exchange Act of 1934.

In response to this comment, the Company will revise all future filings to refer to Section 13(a) as well as Section 15(d) of the Securities Exchange Act of 1934.

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The Company acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Randall McCoy

Randall McCoy

CEO and President

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